UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Avolon Holdings Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G52237107
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52237107	SCHEDULE 13G	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero Holdings S.À R.L.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(2)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	OHA AvAero Holdings S.À R.L. was dissolved on December 23, 2015.
(2)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON CO

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero GenPar Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON CO

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA AvAero MGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Structured Products Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 105,491
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 105,491
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Structured Products Master Fund B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 214,260
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 214,260
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,712,556
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,712,556
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,712,556
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit Master Fund IB, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 751,415
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 751,415
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Structured Products GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 319,751
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 319,751
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Structured Products MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 319,751
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 319,751
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,463,971
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,463,971
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,971
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%(1)
12	TYPE OF REPORTING PERSON OO

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,166,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,166,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 15 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,166,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,166,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON PN

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 16 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors MGP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,166,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,166,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON CO

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 17 of 26 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenn R. August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,166,848
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,166,848
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON IN

_____________________________
(1)	Based on 82,428,607 Common Shares outstanding as of July 1, 2015 (based on information provided by the Issuer).

CUSIP No. G52237107	SCHEDULE 13G	Page 18 of 26 Pages

ITEM 1.	(a)	Name of Issuer:

Avolon Holdings Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

The Oval Building 1 Shelbourne Road Ballsbridge Dublin 4 Ireland

ITEM 2.	(a)	Name of Persons Filing:

Name of Person Filing	Address	Citizenship

OHA AvAero Holdings, Ltd. (“AvAero Holdings”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA AvAero, LP (“AvAero LP”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA AvAero GenPar Ltd. (“AvAero GenPar”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA AvAero MGP LLC (“AvAero MGP”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

OHA Structured Products Master Fund, L.P. (“OHA SPMF”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA Structured Products Master Fund B, L.P. (“OHA SPMF B”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA Strategic Credit Fund, L.P. (“OHA SCF”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

OHA Strategic Credit Master Fund IB, L.P. (“OHA SCF IB”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Cayman Islands

OHA Structured Products GenPar, LLC (“OHA SP GenPar”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

CUSIP No. G52237107	SCHEDULE 13G	Page 19 of 26 Pages

Name of Person Filing	Address	Citizenship

OHA Structured Products MGP, LLC (“OHA SP MGP”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

OHA Strategic Credit GenPar, LLC (“OHA SC GenPar”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

Oak Hill Advisors, L.P. (“OHA LP”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

Oak Hill Advisors GenPar, L.P. (“OHA GenPar”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

Oak Hill Advisors MGP, Inc. (“OHA MGP”)	1114 Avenue of the Americas, 27th Floor New York, NY 10036	Delaware

Glenn R. August (“Mr. August” and, together with AvAero Holdings, AvAero LP, AvAero GenPar, AvAero MGP, OHA SPMF, OHA SPMF B, OHA SCF, OHA SCF IB, OHA SP GenPar, OHA SP MGP, OHA SC GenPar, OHA LP, OHA GenPar and OHA MGP, the “Reporting Persons”)
	1114 Avenue of the Americas, 27th Floor New York, NY 10036	United States

CUSIP No. G52237107	SCHEDULE 13G	Page 20 of 26 Pages

	(b)	Address of Principal Business Office, or if None, Residence:

See Item 2(a) above.

	(c)	Citizenship:

See Item 2(a) above.

	(d)	Title of Class of Securities:

Common Shares, par value $0.000004 per share (“Common Shares”)

	(e)	CUSIP Number:
G52237107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

OHA AvAero Holdings S.À R.L. (“AvAero”)

AvAero was dissolved on December 23, 2015. Immediately prior to its dissolution, AvAero beneficially owned no Common Shares, which represented 0.0% of the issued and outstanding Common Shares.

AvAero Holdings

AvAero Holdings is the sole shareholder of AvAero. AvAero Holdings beneficially owns no Common Shares, which represents 0.0% of the issued and outstanding Common Shares.

AvAero LP

AvAero LP is the sole shareholder of AvAero Holdings. AvAero LP beneficially owns no Common Shares, which represents 0.0% of the issued and outstanding Common Shares.

AvAero GenPar

AvAero GenPar is the sole general partner of AvAero LP. AvAero GenPar beneficially owns no Common Shares, which represents 0.0% of the issued and outstanding Common Shares.

CUSIP No. G52237107	SCHEDULE 13G	Page 21 of 26 Pages

AvAero MGP

AvAero MGP is the sole shareholder of AvAero GenPar. AvAero MGP beneficially owns no Common Shares, which represents 0.0% of the issued and outstanding Common Shares.

OHA SPMF

OHA SPMF beneficially owns 105,491 Common Shares, which represents approximately 0.1% of the issued and outstanding Common Shares. OHA SPMF has shared power to vote or direct the vote of 105,491 Common Shares and shared power to dispose or to direct the disposition of 105,491 Common Shares.

OHA SPMF B

OHA SPMF B beneficially owns 214,260 Common Shares, which represents approximately 0.3% of the issued and outstanding Common Shares. OHA SPMF B has shared power to vote or direct the vote of 214,260 Common Shares and shared power to dispose or to direct the disposition of 214,260 Common Shares.

OHA SCF

OHA SCF beneficially owns 2,712,556 Common Shares, which represents approximately 3.3% of the issued and outstanding Common Shares. OHA SCF has shared power to vote or direct the vote of 2,712,556 Common Shares and shared power to dispose or to direct the disposition of 2,712,556 Common Shares.

OHA SCF IB

OHA SCF IB beneficially owns 751,415 Common Shares, which represents approximately 0.9% of the issued and outstanding Common Shares. OHA SCF IB has shared power to vote or direct the vote of 751,415 Common Shares and shared power to dispose or to direct the disposition of 751,415 Common Shares.

OHA SP GenPar

OHA SP GenPar is the sole general partner of OHA SPMF and OHA SPMF B. As the sole general partner of OHA SPMF and OHA SPMF B, OHA SP GenPar may be deemed to beneficially own 319,751 Common Shares, which represents approximately 0.4% of the issued and outstanding Common Shares. As the sole general partner of OHA SPMF and OHA SPMF B, OHA SP GenPar may be deemed to have shared power to vote or direct the vote of 319,751 Common Shares and shared power to dispose or to direct the disposition of 319,751 Common Shares.

OHA SP MGP

OHA SP MGP is the sole managing member of OHA SP GenPar. As the sole managing member of OHA SP GenPar, OHA SP MGP may be deemed to beneficially own 319,751 Common Shares, which represents approximately 0.4% of the issued and outstanding Common Shares. As the sole managing member of OHA SP GenPar, OHA SP MGP may be deemed to have shared power to vote or direct the vote of 319,751 Common Shares and shared power to dispose or to direct the disposition of 319,751 Common Shares.

OHA SC GenPar

OHA SC GenPar is the sole general partner of OHA SCF and OHA SCF IB. As the sole general partner

CUSIP No. G52237107	SCHEDULE 13G	Page 22 of 26 Pages

of OHA SCF and OHA SCF IB, OHA SC GenPar may be deemed to beneficially own 3,463,971 Common Shares, which represents approximately 4.2% of the issued and outstanding Common Shares. As the sole general partner of OHA SCF and OHA SCF IB, OHA SC GenPar may be deemed to have shared power to vote or direct the vote of 3,463,971 Common Shares and shared power to dispose or to direct the disposition of 3,463,971 Common Shares.

OHA LP

OHA LP is an investment advisor to OHA SPMF, OHA SPMF B, OHA SCF and OHA SCF IB.  OHA LP is also an investment advisor with respect to two managed accounts (the “Managed Accounts”) that beneficially own an aggregate of 1,383,126 Common Shares.  As an investment advisor to OHA SPMF, OHA SPMF B, OHA SCF, OHA SCF IB and with respect to the Managed Accounts, OHA LP may be deemed to beneficially own 5,166,848 Common Shares, which represents approximately 6.3% of the issued and outstanding Common Shares.  As an advisor to OHA SPMF, OHA SPMF B, OHA SCF, OHA SCF IB and with respect to the Managed Accounts, OHA LP may be deemed to have shared power to vote or direct the vote of 5,166,848 Common Shares and shared power to dispose or to direct the disposition of 5,166,848 Common Shares.

OHA GenPar

OHA GenPar is the general partner of OHA LP.  As the general partner of OHA LP, OHA GenPar may be deemed to beneficially own 5,166,848 Common Shares, which represents approximately 6.3% of the issued and outstanding Common Shares.  As the general partner of OHA LP, OHA GenPar may be deemed to have shared power to vote or direct the vote of 5,166,848 Common Shares and shared power to dispose or to direct the disposition of 5,166,848 Common Shares.

OHA MGP

OHA MGP is the managing general partner of OHA GenPar. As the managing general partner of OHA GenPar, OHA MGP may be deemed to beneficially own 5,166,848 Common Shares, which represents approximately 6.3% of the issued and outstanding Common Shares.  As the managing general partner of OHA GenPar, OHA MGP may be deemed to have shared power to vote or direct the vote of 5,166,848 Common Shares and shared power to dispose or to direct the disposition of 5,166,848 Common Shares.

Mr. August

Mr. August is the sole managing member of OHA SP MGP and OHA SC GenPar and controls OHA MGP. As the sole managing member of OHA SP MGP and OHA SC GenPar and having control of OHA MGP, Mr. August may be deemed to beneficially own an aggregate of 5,166,848 Common Shares, which represents approximately 6.3% of the issued and outstanding Common Shares. As the sole managing member of OHA SP MGP and OHA SC GenPar and having control of OHA MGP, Mr. August may be deemed to have the sole power to vote or direct the vote of 5,166,848 Common Shares and the sole power to dispose or to direct the disposition of 5,166,848 Common Shares. Mr. August disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons, except to the extent of his pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 11, 2016, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Section 13d-1(k)(1) under the Securities Exchange Act of 1934.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. G52237107	SCHEDULE 13G	Page 23 of 26 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Item 8 of this Schedule 13G is amended by adding the following as the last paragraph:

“On January 8, 2016, the Reporting Persons disposed of all of their Common Shares in connection with the previously announced merger of the Issuer with Bohai Leasing.  As a result, the provisions of the Shareholders Agreement described in this Schedule 13G are no longer in effect and any group that may have been deemed to have existed between the Reporting Persons and the other parties to the Shareholders Agreement shall have been terminated on that date.”

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. G52237107	SCHEDULE 13G	Page 24 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2016

OHA AvAero Holdings, Ltd.

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero, LP
By: OHA AvAero GenPar Ltd., its general partner
By:	OHA AvAero MGP LLC, its general partner

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero GenPar Ltd.
By:	OHA AvAero MGP LLC, its general partner

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero MGP LLC

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

OHA Structured Products Master Fund, L.P.
By: OHA Structured Products GenPar, LLC, its general partner
By:	OHA Structured Products MGP, LLC, its managing member

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

CUSIP No. G52237107	SCHEDULE 13G	Page 25 of 26 Pages

OHA Structured Products Master Fund B, L.P.
By: OHA Structured Products GenPar, LLC, its general partner
By:	OHA Structured Products MGP, LLC, its managing member

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Strategic Credit Fund, L.P.
By:	OHA Strategic Credit GenPar, LLC, its general partner

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Strategic Credit Master Fund IB, L.P.
By: OHA Strategic Credit GenPar, LLC, its general partner

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Structured Products GenPar, LLC
By: OHA Structured Products MGP, LLC, its managing member

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Structured Products MGP, LLC

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Strategic Credit GenPar, LLC

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Oak Hill Advisors, L.P.

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

CUSIP No. G52237107	SCHEDULE 13G	Page 26 of 26 Pages

Oak Hill Advisors GenPar, L.P.
By: Oak Hill Advisors MGP, Inc.

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

Oak Hill Advisors MGP, Inc.

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

Glenn R. August

/s/ Glenn R. August
Glenn R. August

EXHIBIT 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
The undersigned hereby agree as of February 11, 2016 as follows:
1.	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
2.	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
OHA AvAero Holdings, Ltd.

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero, LP
By: OHA AvAero GenPar Ltd., its general partner
By:	OHA AvAero MGP LLC, its general partner

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero GenPar Ltd.
By:	OHA AvAero MGP LLC, its general partner

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AvAero MGP LLC

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

OHA Structured Products Master Fund, L.P.
By: OHA Structured Products GenPar, LLC, its general partner
By:	OHA Structured Products MGP, LLC, its managing member

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Structured Products Master Fund B, L.P.
By: OHA Structured Products GenPar, LLC, its general partner
By:	OHA Structured Products MGP, LLC, its managing member

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Strategic Credit Fund, L.P.
By:	OHA Strategic Credit GenPar, LLC, its general partner

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Strategic Credit Master Fund IB, L.P.
By: OHA Strategic Credit GenPar, LLC, its general partner

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Structured Products GenPar, LLC
By: OHA Structured Products MGP, LLC, its managing member

	By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Structured Products MGP, LLC

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Strategic Credit GenPar, LLC

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Oak Hill Advisors, L.P.

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

Oak Hill Advisors GenPar, L.P.
By: Oak Hill Advisors MGP, Inc.

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

Oak Hill Advisors MGP, Inc.

By:	/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

Glenn R. August

/s/ Glenn R. August
Glenn R. August